OAO Siberian Oil Company

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

02 OCT -8 AM 10:29

Исх 05/8295
от 03.10.2002.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

02055292

SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Valery A. Oif
Vice President

File No. 82-4882

ANNEX A

Exhibit 1:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 73, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 25 September, 2002**
Exhibit 2:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 75, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 02 October, 2002**
Exhibit 3:	**Official press-release on the fact that Sibneft Shareholders Approved Charter Amendments, Disclosure Rules, dated 17 September, 2002**

File No. 82-4882

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 73, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 25 September, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **17.09.2002**
Code: **1200146A17092002**

Extraordinary Meeting of Shareholders of JSC Sibneft was held on 17 September, 2002.
Form of the Meeting - absentee voting.

The questions for voting, the results of the voting, the decisions of the EGM:

1. To approve the Charter of JSC Sibneft in new edition.

Decision: To approve the Charter of JSC Sibneft in new edition.
The results of the voting: At the date of receiving voting bulletins – September, 17, 2002 it was received from shareholders 1200 bulletins #1, which owns in aggregate of 4 226 940 201 votes, which is 89,1524% from the total quantity of voting shares of the Company. Quorum for making the decision is three forth of votes.

"For" – 4 226 509 672 votes or 99.9898% of votes.
"Against" – 253 293 votes or 0.0060% of votes.
"Abstain" – 130 194 votes or 0.0031% of votes.

2. To approve the Regulation on Information policy of JSC Sibneft.

Decision: To approve the Regulation on Information policy of JSC Sibneft
The results of the voting: At the date of receiving voting bulletins – September, 17, 2002 it was received from shareholders 1200 bulletins #2, which owns in aggregate of 4 226 940 201 votes, which is 89,1524% from the total quantity of voting shares of the Company. Quorum for making the decision is three forth of votes.

"For" – 4 226 546 542 votes or 99.9907% of votes.
"Against" – 254 444 votes or 0.0060% of votes.
"Abstain" – 83 020 votes or 0.0020% of votes.

Vice President E.Y.Poltorak

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 75, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 02 October, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **25.09.2002**
Code: **0400146A25092002**

Full name of the legal entity in which the Issuer increased the share:
Closed Joint Stock Company "Sibneft-Ural"
Legal address: 620102, Russian Federation, Ekaterinburg, Shaumyana St., 73/16
Postal address: 620102, Russian Federation, Ekaterinburg, Shaumyana St., 73/16

Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 51%
After changing – 100%

Date of the changing: 25.09.2002

President E.M. Shvidler

Exhibit 3

Official press-release on the fact that Sibneft Shareholders Approved Charter Amendments, Disclosure Rules, dated 17 September, 2002

File No. 82-4882

Sibneft Shareholders Approve Charter Amendments, Disclosure Rules

Moscow, 17 September 2002; Sibneft shareholders approved amendments to the company's charter required as a result of its acquisition of Argus, a trading company, at an extraordinary shareholder meeting held today by postal vote.

Shareholders also approved a new company bylaw covering the disclosure of information. The bylaw defines the scope of information to be disclosed to investors and other stakeholders, as well as the procedure for disclosing the information.